     As filed with the Securities and Exchange Commission on June 25, 2001
                                         Registration Statement No. 333-
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ________________

                          SALIX PHARMACEUTICALS, LTD.
            (Exact name of registrant as specified in its charter)
                               ________________

      British Virgin Islands                                     94-3267443
  (State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                            Identification No.)

                    8540 Colonnade Center Drive, Suite 501
                         Raleigh, North Carolina 27615
                                (919)  862-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                               ________________

                               ROBERT P. RUSCHER
                                   President
                          Salix Pharmaceuticals, Ltd.
                    8540 Colonnade Center Drive, Suite 501
                         Raleigh, North Carolina 27615
                                (919) 862-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
                              DONALD R. REYNOLDS
                       Wyrick Robbins Yates & Ponton LLP
                       4101 Lake Boone Trail, Suite 300
                         Raleigh, North Carolina 27607
                                (919) 781-4000
                              Fax (919) 781-4865
                               ________________

     Approximate date of proposed sale to the public: From time to time after this registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.[_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.[x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[_]
                               ________________

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                          Proposed Maximum      Proposed Maximum
       Title of Each Class of Securities                Amount to be       Offering Price      Aggregate Offering       Amount of
              to be Registered                         Registered (1)       Per Share(2)           Price(1)         Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, no par value per share............          1,960,000        $   21.825          $   42,777,000       $   10,694.25
====================================================================================================================================

(1) This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the outstanding shares of our common stock
(2) Estimated in accordance with Rule 457 solely for the purpose of calculating the registration fee, based upon the average of the high and low prices of the common stock on the Nasdaq National Market on June 20, 2001.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete. It might change. We cannot sell these securities until the registration statement that we have filed with the SEC is effective. This prospectus is not an offer to sell, nor does it solicit an offer to buy, these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED JUNE 25, 2001

PROSPECTUS
----------



                               1,960,000 Shares

                          SALIX PHARMACEUTICALS, LTD.

                                 Common Stock

                                  __________


     This is a resale prospectus for the sale of up to 1,960,000 shares of common stock of Salix Pharmaceuticals, Ltd. by the selling shareholders listed herein.

     Our common stock is traded on the Nasdaq National Market under the symbol "SLXP". On June 20, 2001, the last sale price of our common stock on the Nasdaq National Market was $21.50 per share.

     Investing in our common stock involves risks. See "Risk Factors" beginning on page 6.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved our securities or determined that this prospectus is truthful or complete. It is illegal for anyone to tell you otherwise.







                   The date of this prospectus is ____, 2001.

                                  THE COMPANY

General

Overview

     Salix Pharmaceuticals' objective is to be a market-driven specialty pharmaceutical company focused on the needs of physicians specializing in gastroenterology, the branch of medicine focusing on diseases affecting the digestive tract. In late 2000 we established a 30-member direct sales force to promote our products to this specialist audience. We currently intend to add 20 to 30 sales representatives to our gastroenterology sales force by the beginning of the fourth quarter of 2001. Our strategy is to identify and acquire products that have near-term commercial potential and apply our regulatory, product development, and sales and marketing expertise to commercialize these products. We select products that we believe serve a gastrointestinal disease in need of new treatments, have the potential for rapid regulatory approval, and are marketable to this small group of specialized physicians. We believe this strategy will reduce the expense, time and risk normally associated with pharmaceutical development. We believe that our first two products demonstrate our ability to execute this strategy.


Colazal(TM)

     Our lead product, Colazal, is the first new drug approved in 10 years and the first new oral therapy approved in seven years by the FDA for the treatment of mildly to moderately active ulcerative colitis. Ulcerative colitis is a chronic form of inflammatory bowel disease characterized by inflammation of the lining of the colon. Symptoms of active ulcerative colitis include rectal bleeding, abdominal pain, increased stool frequency, loss of appetite, fever and weight loss. The cause of ulcerative colitis is unknown. There is no known cure except for removal of the colon. This disease affects roughly 500,000 people in the United States, typically under the age of 40. In 2000, U.S. sales of 5-ASA prescription products to treat ulcerative colitis totaled approximately $375 million. In terms of prescription dollar sales, this market has been growing at an annual compound rate exceeding 25% for the last 10 years.

     Based on clinical trials, Colazal has shown an efficacy and safety profile that has significant advantages over currently available treatments. Current treatments either have significant side effects causing up to 30-40% of patients to discontinue treatment, or do not efficiently deliver maximal doses of the active therapeutic agent to the colon. Colazal contains the same active therapeutic agent, known as 5-ASA, as Asacol(R), the market-leading drug with sales of $220 million in 2000. Because Colazal's proprietary formulation allows 99% of the drug to reach the colon, it works more quickly than a similar dose of Asacol.

     As a result of receiving FDA approval to market Colazal as a treatment for ulcerative colitis in July 2000, we launched Colazal in the United States in January 2001 using our own sales force. We sold $3.3 million worth of Colazal in the quarter ended March 31, 2001.

Rifaximin

     Our second drug, rifaximin, is an antibiotic that we intend to establish as the drug of choice for the treatment of a broad range of gastrointestinal infections. Patients visit physicians over eight million times annually in the United States due to diarrhea caused by a wide variety of organisms that could potentially be treated with rifaximin. Each year between 20% and 50% of international travelers, an estimated 10 million persons, develop diarrhea, with approximately 80% of the cases caused by bacteria.

     We believe the advantages of rifaximin are two-fold: (1) site-targeted antibiotic delivery; and (2) superior tolerability. Less than 0.1% of the drug is absorbed into the bloodstream when it is taken orally. The drug causes fewer side effects or discomforts such as nausea, headache or dizziness observed with currently available, highly-absorbed antibiotics. It is also less likely to induce systemic resistance or drug-to-drug interaction.

     We completed a Phase III clinical study of rifaximin for the treatment of bacterial infectious diarrhea in the fourth quarter of 2000. Data from the Phase III study were published in May 2001 and showed that rifaximin is statistically better than placebo and has comparable efficacy to the market leader, ciprofloxacin. We expect to submit a New Drug Application, or NDA, to the FDA in late 2001.

     The FDA granted rifaximin Orphan Drug status, allowing for priority review and seven years' market exclusivity, for a second indication, the treatment of hepatic encephalopathy. Hepatic encephalopathy is a rare syndrome caused by a build-up of toxic products, such as ammonia, due to advanced liver disease. Symptoms include intellectual deterioration, an altered state of consciousness, personality and behavior changes, and nervous system abnormalities. There are approximately 140,000 cases of hepatic encephalopathy per year in the United States. We believe that current antibiotic treatments are inadequate due to their limited antibacterial spectrum and broad side effects, including kidney toxicity. Lactulose, the only FDA-approved therapy for hepatic encephalopathy, increases the number of bowel movements per day to an amount considered intolerable by patients. We began Phase III clinical trials for rifaximin for this indication in Europe during the first quarter of 2001 and in the United States during the second quarter of 2001, and, assuming succesful completion, intend to file a NDA submission with the FDA. Additionally, we intend to investigate the use of rifaximin in other indications such as antibiotic-associated and other forms of colitis, preventative treatment against infection prior to bowel surgery, diverticulitis and bacterial overgrowth of the small intestine.

                             --------------------


     Our principal executive offices are located at 8540 Colonnade Center Drive, Suite 501, Raleigh, North Carolina 27615. Our telephone number at that location is (919) 862-1000.

                                 THE OFFERING

Shares of common stock offered by us......................         None

Shares of common stock which may be sold
 by the selling shareholders..............................         1,960,000

Use of proceeds...........................................         We will not receive any proceeds from the resale of the shares offered hereby, all of which proceeds will be paid to the selling shareholders.

Risk factors..............................................         The purchase of our common stock involves a high degree of risk.
                                                                   You should carefully review and consider "Risk Factors" beginning on page 6.

Nasdaq National Market Trading Symbol.....................         SLXP

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements contained in this prospectus discuss our plans and strategies for our business and are "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are meant to identify these statements as forward-looking statements, but they are not the exclusive means of identifying them. The forward-looking statements in this prospectus reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed or implied by these statements, including:

     . The success or failure of our efforts to implement our business strategy;

     .    Our ability to manage rapid growth;

     .    Our limited sales and marketing experience;

     .    The high cost and uncertainties relating to clinical trials;

     .    The need for additional funds;

     .    The unpredictability of the duration and results of regulatory review;

     . Our dependence on balsalazide and rifaximin, and the uncertainty of market acceptance of those products; and

     . The other factors discussed in the "Risk Factors" section and elsewhere in this prospectus.

     In evaluating these statements, you should specifically consider the risks described above and in other parts of this prospectus, including the "Risk Factors" section. These factors may cause our actual results to differ materially from any forward-looking statement.

                                 RISK FACTORS

     You should be aware that there are various risks to an investment in our common stock, including those described below. You should carefully consider these risk factors, together with all of the other information included in this prospectus, before you decide to invest in shares of our common stock.

     If any of the following risks or other risks not known to us now or that we currently believe to not be significant develop into actual events then our business, financial condition, results of operations or prospects could be negatively affected. If that happens, the market price of our common stock could decline and you might lose all or part of your investment.

Our limited sales and marketing experience could limit our revenue.

     We have limited experience in marketing and selling our products either directly or through our relationships with licensees, which could materially and adversely impact our ability to generate significant revenue. We are in the process of expanding our recently established direct sales force for the purpose of achieving direct sales of balsalazide, rifaximin and other future products in the United States. Our marketing and direct sales efforts might not be successful. Our sales and marketing strategy for balsalazide outside of the United States relies on our third-party licensees, to whom we have granted, or foresee granting, exclusive marketing rights. Our licensees, Menarini International and Shire Pharmaceuticals, or new licensees, might not market balsalazide successfully in any country in which they have exclusive rights.

Our success and revenue depend on current products.

     We currently license two pharmaceutical products, balsalazide and rifaximin, and our prospects over the next three to five years are substantially dependent on the successful commercialization of these products. In addition, rifaximin must obtain regulatory approval before we can market it. We expect that a significant portion of our potential revenue for the next few years will depend on regulatory approval and sales of these products.

Regulatory approval of our products is time-consuming, expensive and uncertain, which could hurt our operating results.

     Development, manufacture and marketing of both balsalazide and rifaximin are subject to extensive regulation by governmental authorities in the United States and other countries. Failure to obtain regulatory approvals, delays in obtaining regulatory approvals, obtaining regulatory approvals for balsalazide or rifaximin in only limited markets or for limited uses, or lack of market acceptance for either product, to the extent regulatory approvals are obtained, would have a material adverse effect on our business, financial condition, and results of operations. The FDA has not approved rifaximin for use in the United States. If regulatory approval of rifaximin or any other product is granted, it will be limited to those disease states and conditions for which the product has been shown to be safe and effective, as demonstrated to the FDA's satisfaction through clinical studies. Approval might entail ongoing requirements for post-marketing studies. Even if regulatory approval is obtained, such as with balsalazide, a marketed product, promotional activities for the product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections. In addition, identification of side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional testing or changes in labeling of the product.

     In May 1998, we received notification of approval of balsalazide as a treatment for acute ulcerative colitis in Austria, Belgium, Denmark, Italy, Luxembourg, and Sweden through the mutual recognition process of the European Union. Our then partners withdrew marketing applications from other EU countries that had questions that could not be addressed within the time constraints of the review period required by the mutual recognition process. These countries are Finland, France, Germany, Greece, Ireland, Netherlands, Portugal and Spain. Resubmission in these countries will primarily be the responsibility of our licensees, Shire Pharmaceuticals and Menarini, and they might not pursue these applications. Balsalazide might not receive approval from regulatory agencies in any member country of the European Union where the marketing application was withdrawn.

     We have completed a Phase III clinical study comparing rifaximin to placebo for the treatment of bacterial infectious diarrhea. We expect to file a new drug application, or NDA, for this use of rifaximin in late 2001. We have also recently initiated a Phase III clinical trial of rifaximin as a treatment of hepatic encephalopathy, a rare syndrone caused by a build-up of toxic products, such as ammonia, due to advanced liver disease. Assuming successful completion of this trial, we intend to file an NDA for this use of rifaximin. However, even if we file any NDAs with the FDA, we might not be successful in obtaining regulatory approval in the United States or Canada.

We have a history of operating losses and expect future losses

     We have had net losses in all but one quarter and until 2001 had not realized any material operating revenues from product sales, either directly by us or indirectly through our development and distribution partners. We currently expect operating losses to continue until product revenues reach a sufficient level to support ongoing operations. We might not ever be profitable on a consistent or predictable basis. As of March 31, 2001, we had incurred cumulative losses since inception of approximately $32.3 million. Our future operating performance will depend on the timing of regulatory approvals of balsalazide in European countries and rifaximin in the United States and Canada, particularly the timing of FDA approval, and, if such approvals can be obtained, will also depend on market acceptance and our ability to have those products manufactured at an acceptable cost.

We depend on distribution relationships for sales outside the United States, which has been our primary source of sales.

     Our strategy is to enter into distribution relationships for our products outside the United States. As a result, we depend on others to sell our products outside the United States, which is where the great majority of our product sales revenue has come from to date. For example, the commercialization of balsalazide outside of the United States is entirely dependent on Menarini and Shire in their respective territories. Although we currently intend to seek new distribution relationships for other countries, we might not be able to successfully do so. Although Menarini has agreed to use its best endeavors to promote, market and sell balsalazide disodium in its exclusive markets, there are no specified financial thresholds that Menarini must achieve to maintain its exclusivity. Our agreement with Menarini provides for a term of not less than 10 years from first launch. Likewise, there are no specific financial thresholds that Shire must achieve to maintain its exclusivity. Our agreement with Shire has no term and neither we nor Shire can terminate the agreement unless by mutual agreement or because of a breach of the agreement.

     We might not be able to negotiate acceptable distribution arrangements in the future. Our current or future distribution arrangements, including the agreements with Menarini and Shire, might not be successful or might be terminated by the other party. The amount and timing of resources to be devoted to distribution of our products in most instances will not be within our control. Failure by our distribution partners to commercialize or market our products, including balsalazide, would have a material adverse effect on our business, financial condition and results of operations.

We depend on third parties for manufacturing, disruptions in which could hurt our results of operations.

     We do not manufacture our products, including balsalazide and rifaximin, and, therefore, are dependent on contract manufacturers to do so. Any disruption in the manufacturing of our products would have a material adverse effect on our business, financial condition and results of operations. We have experienced supply problems due to our dependence upon a limited number of contract manufacturers. If we are unsuccessful in obtaining or retaining third-party manufacturing or if our manufacturers experience production difficulties, delays or disruptions or fail to comply with regulatory requirements, we might not be able to obtain adequate supplies of products in a timely fashion or at acceptable quality, and price, or to commercialize our products as planned.

     Menarini's obligations to purchase balsalazide from us will terminate if we are unable or unwilling to adequately supply them with product. In these circumstances Menarini will receive a license to manufacture balsalazide. If this license becomes permanent, our revenues from sales by Menarini could be severely reduced or eliminated. Under our agreement with Shire, if the price at which Shire manufactures balsalazide, by itself or through third parties, exceeds a price ceiling for specified periods and quantities, we must pay Shire the excess cost, which would reduce our revenues. We anticipate that future agreements with new distribution partners might contain clauses similar to those in the Menarini and Shire agreements.

     Contract manufacturers that we use must adhere to current Good Manufacturing Practices, which are regulations strictly enforced by the FDA through its facilities inspection program. If these facilities cannot pass a pre-approval plant inspection, the likelihood of the FDA's pre-market approval of rifaximin will be adversely affected. Material manufacturing changes that occur after approval are also subject to FDA review and approval. The FDA or other regulatory agencies might not approve the manufacturing processes or facilities for our products. In addition, if the facilities cannot pass regular post-approval inspections, manufacturing and distribution might be disrupted, recalls of products might be necessary and other sanctions could be applied.

We will depend on acquisition of new products for future revenue growth.

     Our ability to grow in the future will depend on our success in in-licensing or acquiring additional pharmaceutical products. We must also complete development of any new products, obtain regulatory approvals, have the products manufactured, and commercialize them. We currently intend to seek to in-license or acquire pharmaceutical products that have been developed beyond the initial discovery phase and for which late-stage human clinical data is already available. These kinds of pharmaceutical products might not be available on attractive terms for in-licensing or acquisition by us.

Market acceptance of our products is uncertain, which could hurt our results of operations.

     Our future success and revenues will depend upon the acceptance of our products by the medical community and third-party payers as useful and cost-effective. Failure of any of our products to achieve market acceptance would have a material adverse effect on our business, financial condition and results of operations. Market acceptance will depend upon several factors, including the effectiveness of sales and marketing efforts, and the establishment of the safety, effectiveness, patient tolerance and cost of our products relative to those of our competitors. We might be required to engage in extensive advertising, educational programs or other means to market our products.

We depend on licenses to obtain rights to our products, and provisions of those licenses could limit our revenue.

     We got our rights to balsalazide and rifaximin under license agreements with Biorex and Alfa Wassermann, respectively. If either Biorex or Alfa Wassermann terminates its license agreement with us, we would have no further rights to use its patents or trade secrets to manufacture and market balsalazide or rifaximin, as the case may be, which would have a material adverse affect on our revenue. Our rights under these licenses are subject to early termination upon material breach by us, our bankruptcy or insolvency or our failure to satisfy our manufacturing obligations under our distribution agreements. Our licenses for balsalazide and rifaximin provide that our royalty obligations extend beyond the expiration date of the underlying patents, which could have a material adverse effect on our business, financial condition and results of operations if a generic version of balsalazide or rifaximin, as the case may be, were introduced. Our license agreement with Alfa Wassermann also provides that we may not promote, distribute or sell any antibiotic product that competes with rifaximin in the United States and Canada for a period of five years after the first commercial sale of rifaximin under the agreement, thereby limiting our ability to acquire, develop or market products.

Failure to maintain patents and proprietary rights, including beyond the expiration of patents, would allow others to develop and sell products similar to ours, which could impair our business.

     Our success will depend in part on our ability to obtain patent protection for our products and processes. There can be no assurance that patents will issue with respect to, or that the claims allowed or our other intellectual property rights will provide sufficient protection to, our present or future technology. Because our strategy is to in-license or acquire pharmaceutical products which typically have been discovered and initially researched by others, our products might have limited or no remaining patent protection due to the time elapsed since their discovery. For example, the patents for the balsalazide composition of matter and method of treating ulcerative colitis with balsalazide expire in July 2001 in the United States, and the patents for the rifaximin composition of matter (also covering a process of making rifaximin and using rifaximin to treat gastrointestinal infectious diseases) expired in May 2001 in the United States and Canada. We have obtained patent extensions of five years in both Italy and the United Kingdom, and we believe we might be granted additional extensions of up to five years in certain circumstances, based on patent term restoration procedures established in Europe and in the United States under the Waxman-Hatch Act for products that have received regulatory approval. However, there can be no assurance that any extensions will be granted.

     We have filed applications for use patents for additional indications using balsalazide and related chemical substances. There can be no assurance that any patents will be issued. There can be no assurance that competitors will not develop products based on the same active ingredients for marketing as soon as the applicable patents expire or at any time thereafter or that competitors will not design around existing patents. Sales of generic versions of our products could have an adverse effect on our business, financial condition, and results of operations.

     In addition to patent protection, we also rely on trade secrets, proprietary know-how and technological advances which we seek to protect, in part, through confidentiality agreements with our collaborative partners, employees and consultants. These agreements might be breached and we might not have adequate remedies for any breach. In addition, our trade secrets and proprietary know-how might otherwise become known or be independently developed by others. Litigation, which could result in substantial cost to us, might be necessary to enforce or defend our patents or proprietary rights.

Claims by others that we infringe their intellectual property could be costly and could impair our business.

     Our patent or other proprietary rights related to our products might conflict with current or future rights of others. Litigation or patent interference proceedings, either of which could result in substantial cost to us, may be necessary to enforce any patents issued to us and our other proprietary rights or to determine the scope and validity of other parties' proprietary rights. The defense and prosecution of patent and intellectual property claims are both costly and time-consuming, even if the outcome is favorable to us. Any adverse outcome could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties, or require us to cease selling our products. We might not be able to obtain a license to any third-party technology that we require to conduct our business, or, if obtainable, that technology might not be available at a reasonable cost. Failure by us to obtain a license to any technology that we might require to commercialize our technologies or products will have a material adverse effect on our operations.

We face intense competition and if we are unable to compete effectively, our revenues and operating results could suffer.

     Competition in the pharmaceutical industry is intense and characterized by extensive research efforts and rapid technological progress. Technological developments by competitors, earlier regulatory approval for marketing competitive products, or superior marketing capabilities possessed by competitors could adversely affect the commercial potential of our products, including balsalazide and rifaximin, and could have a material adverse effect on our revenue and results of operations. We believe that there are numerous pharmaceutical and biotechnology companies, including large well-known pharmaceutical companies, as well as academic research groups throughout the world, engaged in research and development efforts with respect to pharmaceutical products targeted at gastrointestinal diseases and conditions addressed by our current and potential products. In particular, we are aware of products in research or development by competitors that address the diseases being targeted by our products. Developments by others might render our current and potential products obsolete or non-competitive. Competitors might be able to complete the development and regulatory approval process sooner and, therefore, market their products earlier than us. Many of our competitors have substantially greater financial, marketing and personnel resources and development capabilities than we do. For example, many large, well capitalized companies already offer products in the United States and Europe that target the proposed indications for balsalazide, including mesalamine (SmithKline Beecham plc, Dr. Falk Pharma GmbH, Axcan Pharma, Inc., Solvay S.A., The Procter & Gamble Company and Shire Pharmaceuticals), sulfasalazine (Pharmacia & Upjohn, Inc.), and olsalazine (Pharmacia & Upjohn, Inc.). In addition, manufacturers of generic drugs may seek to compete directly with our products in the absence of effective patent protection or non-patent exclusivity protection.

Currency fluctuations could materially adversely affect our financial condition and results of operations.

     Historically, a significant portion of our business has been conducted in currencies other than the United States dollar. Although translation into our reporting currency has not historically had a material impact on our financial position, due to the substantial volatility of currency exchange rates, among other factors, we cannot predict the effect of exchange rate fluctuations upon our financial condition and operating results. We might experience currency losses in the future. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the United States dollar have caused and will continue to cause currency transaction gains and losses.

Failure to manage our growth could disrupt our business.

     We have experienced significant growth in the number of our employees and the scope of our operations. Our inability to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations. We have recently established corporate headquarters in Raleigh, North Carolina, and have recently assembled our direct sales force, which we expect to increase further. This growth and expansion is expected to place a significant strain on our management and operations. Our ability to manage growth effectively will depend upon our ability to broaden our management team and our ability to attract, hire, and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational, management information and financial control systems and to expand, train and manage our employee base.

We depend on key personnel for the operation of our business.

     Because we are a small company, we are dependent upon a number of key management and technical personnel, including:

     .    Robert P. Ruscher, President and Chief Executive Officer;

     .    Randy W. Hamilton, Executive Chairman of the Board;

     .    Lorin K. Johnson, Senior Vice President, Research and Development;

     .    Carolyn J. Logan, Senior Vice President, Sales and Marketing;

     . Adam C. Derbyshire, Vice President, Finance and Administration, and Chief Financial Officer; and

     .    Joseph E. Tyler, Vice President, Operations.

     The loss of the services of one or more of these key employees could have a material adverse effect on our operations. Our success will also depend on our ability to attract and retain additional highly qualified management and technical personnel. We face intense competition for qualified personnel, many of whom are often subject to competing employment offers. With the recent regulatory approval for balsalazide in the United States, we have recently hired and trained a direct sales force to market balsalazide in the United States and we expect to increase this sales force. New employees, particularly new sales and marketing employees, will require substantial training and education concerning balsalazide and any future products. We might not be successful in attracting and retaining qualified personnel as necessary, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

Our stock price is volatile, which makes investing in our common stock risky.

     Our stock price has been extremely volatile and might continue to be, making an investment in our company risky. Between February 26, 2001, when our common stock started trading on the Nasdaq National Market, and June 15, 2001, the price of a share of our common stock varied from $11.25 to $25.23. Between November 20, 2000 and February 23, 2001, when our common stock traded on the Nasdaq Small-Cap Market, the price of a share of our common stock varied from $6.625 to $15.50. In the last 12 months that our common stock was traded on the Toronto Stock Exchange, ending November 24, 2000, the price per share dropped as low as $0.17 Canadian. Prior to our listing on the Nasdaq National Market, trading volume in our common stock had been low, and there can be no assurances that an active trading market will be sustained on the Nasdaq National Market, or any other exchange or dealer quotation system.

     The securities markets have experienced significant price and volume fluctuations unrelated to the performance of particular companies. In addition, the market prices of the common stock of many publicly traded pharmaceutical and biotechnology companies have in the past and can in the future be expected to be especially volatile. Announcements of technological innovations or new products by us or our competitors, developments or disputes concerning proprietary rights, publicity regarding actual or potential medical results relating to products under development by us or our competitors, regulatory developments in both the United States and other countries, public concern as to the safety of pharmaceutical products, and economic and other external factors, as well as period-to-period fluctuations in our financial results, might have a significant impact on the market price of our common stock.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You should call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public the SEC's web site at "http:/www.sec.gov."

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1. Annual Report on Form 10-K for the year ended December 31, 2000;

     2. Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

     3. Current Reports on Form 8-K filed on February 27, 2001, April 9, 2001, May 2, 2001, May 16, 2001, May 24, 2001, May 30, 2001 and June 15, 2001;

     4.  definitive proxy solicitation materials dated May 29, 2001; and

     5. the description of our stock contained in our registration statements filed pursuant to Section 12 of the Exchange Act, as amended from time to time.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                          Salix Pharmaceuticals, Ltd.
                              Investor Relations
                          8540 Colonnade Center Drive
                                   Suite 501
                         Raleigh, North Carolina 27615
                                (919) 862-1000

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares of the common stock offered by the selling shareholders. We are registering the shares for sale to provide the selling shareholders with freely tradable securities, but the registration of the shares does not necessarily mean that any of them will actually be offered or sold.

                             SELLING SHAREHOLDERS

     The shares offered under this prospectus may be sold from time to time for the account of the selling shareholders named in the following table. The table also contains information, to our knowledge, regarding the selling shareholders' beneficial ownership of shares of our common stock as of June 20, 2001.

                                                                                       Beneficial Ownership
                                                                                        Prior to Offering           Number of
                                                                                  ------------------------------
                                                                                      Number        Percentage      Shares to
                                      Name                                          of Shares        Of Class        be Sold
                                     ------                                       --------------  --------------  -------------
Robert F. Bleecker                                                                         1,400        *                  1,400
George Davis                                                                                 600        *                    600
Frank DeFord                                                                               5,000        *                  5,000
Duplin Investors I, LLC                                                                    6,500        *                  6,500
Duplin Investors II, LLC                                                                   6,500        *                  6,500
Duplin Investors III, LLC                                                                  6,500        *                  6,500
Michael F. Easley                                                                          2,000        *                  2,000
EHW Investments LP                                                                         2,500        *                  2,500
Essex Woodlands Health Ventures Fund IV                                                   10,000        *                 10,000
Essex Woodlands Health Ventures Fund V                                                   566,667      3.4%               566,667
Mary Ann Davis Eubanks                                                                     3,000        *                  3,000
Robert Ford                                                                                5,000        *                  5,000
Franklin Street Trust Co., Small Cap Fund                                                194,833      1.2%               194,833
Richard V. Fulp                                                                              500        *                    500
Greystone Investments LLC                                                                  5,000        *                  5,000
HMW Investments Limited Partnership                                                        2,000        *                  2,000
Albert Hummell                                                                            10,000        *                 10,000
Jeanne H. Jordan Rev Trust, William Rand Jordan, Trustee                                   1,500        *                  1,500
Elizabeth Kearns                                                                           5,000        *                  5,000
Elizabeth W. Kearns                                                                        5,000        *                  5,000
Thomas Kearns                                                                             15,000        *                 15,000
Tom Kearns III                                                                             5,000        *                  5,000
Peter T. Loftin                                                                            2,500        *                  2,500
Patsy McConnell                                                                            5,000        *                  5,000
McCoy Investment Enterprises, LLLP                                                           300        *                    300
William M. Moore, Jr. Charitable Remainder Trust                                          10,000        *                 10,000
                                                                                       ---------     ------            ---------
Parkdale 100, LLC                                                                         15,000        *                 15,000
Anthony E. Rand                                                                            1,400        *                  1,400
Royce O. Reynolds, Trustee                                                                 4,000        *                  4,000
Paul J. Rizzo                                                                              4,900        *                  4,900
SMALLCAP World Fund, Inc.                                                                960,000      5.8%               960,000
G. Gregory Smith                                                                           1,500        *                  1,500
Weaver Foundation, Inc.                                                                    5,900        *                  5,900
     Totals.....................................................................       1,960,000     11.9%             1,960,000
                                                                                       =========     ======            =========

___________
  *  Less than 1%

     We issued an aggregate of 1,960,000 shares of our common stock to the selling shareholders in connection with our $29.4 million private placement in May 2001. We agreed to register all of these shares, and to pay substantially all of the expenses of offering them under this prospectus.

                             PLAN OF DISTRIBUTION

     The selling shareholders may offer the shares at various times in one or more of the following transactions:

     .    on the Nasdaq National Market;

     .    in the over-the-counter market;

     .    in transactions other than market transactions;

     .    in connection with short sales of shares of our common stock;

     .    by pledge to secure debts or other obligations;

     . in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

     .    in a combination of any of the above.

     The selling shareholders may sell shares at market prices then prevailing, at prices related to prevailing market prices, at negotiated prices or at fixed prices.

     In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers.

     The selling shareholders may use broker-dealers to sell shares. If this happens, broker-dealers will either receive discounts or commissions from the selling shareholders, or they will receive commissions from purchasers of shares for whom they have acted as agents.

     The selling shareholders and any broker-dealers who act in connection with the sale of the shares hereunder might be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of the shares might be deemed to be underwriting discounts and commissions under the Securities Act.

     Neither we nor the selling shareholders can presently estimate the amount of such compensation. We know of no existing arrangements between any selling shareholders, any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

     We will pay all of the expenses of the registration, offering and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers or agents. We also agreed to indemnify the selling shareholders and related persons against liabilities, including liabilities under the Securities Act. We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     We have advised the selling shareholders that while they are engaged in a distribution of the shares included in this prospectus they are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934. With limited exceptions, Regulation M precludes the selling shareholders, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of this might affect the marketability of the shares offered hereby.

     This offering will terminate on the earlier of (1) the date on which all of the shares are eligible for resale in a three-month period pursuant to Rule 144 under the Securities Act, or (2) the date on which all shares offered by this prospectus have been sold by the selling shareholders.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2000 as set forth in their report, which is incorporated by reference in the registration statement. Our consolidated financial statements are incorporated by reference in this prospectus in reliance upon Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina.

===================================          ===================================

    No one (including any salesman
or broker) is authorized to provide                  1,960,000 Shares
oral or written information about
this offering that is not included
in this prospectus.


        ______________                                     SALIX
                                                    PHARMACEUTICALS, LTD.




       TABLE OF CONTENTS


                               Page
                               ----
The Company...................   2
The Offering..................   4
Special Note Regarding                                   Common Stock
  Forward-Looking Statements..   5
Risk Factors..................   6
Where You Can Find More
  Information..........         11
Use of Proceeds...............  12                        _____________
Selling Shareholders..........  13
Plan of Distribution..........  14                         PROSPECTUS
Experts.......................  15
Legal Matters.................  15                        _____________


        ______________
                                                            ---, 2001


===================================          ===================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the estimated expenses payable by the registrant in connection with the filing of this Form S-3 Registration
Statement:

SEC registration..................................................    $10,695.00
Nasdaq National Market listing fee................................     10,000.00
Printing costs....................................................      5,000.00
Legal fees........................................................     35,000.00
Accounting fees and expenses......................................      5,000.00
Miscellaneous expenses............................................      4,305.00
                                                                      ----------
  Total...........................................................    $70,000.00

ITEM 15.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrants'Articles of Association provide that the Registrant may indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings of any person who is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal or administrative or investigative, by reason of the fact that the person is or was a director, an officer or a liquidator of the Registrant; or is or was, at the request of the Registrant, serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise. The Registrant may only indemnify a person if the person acted honestly and in good faith and with a view to the best interests of the Registrant and, in the case of criminal proceedings, the person had no reasonable cause to believe that his or her conduct was unlawful.

     The Registrant maintains liability insurance insuring its officers and directors against liabilities that they may incur in such capacities.

     At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

Exhibit
No.                                      Description
---                                      -----------
3.1(a)      Memorandum of Association of Salix Holdings, Ltd.

3.1.1(c)    Notice of Amendment to Memorandum and Articles of Association dated
              March 3, 1998.

3.1.2(k)    Amendment to Memorandum of Association dated November 11, 1998.

3.2(a)      Articles of Association of Salix Pharmaceuticals, Ltd., as amended.

4.1(a)      Form of Common Share Certificate.

4.2(a)      Form of Warrant to purchase Common Shares.

4.3(a)      Form of Warrant to purchase Common Shares.

4.4(k)      Form of Warrant to purchase Common Stock issued November 9, 2000.

4.5(k)      Warrant to purchase Common Stock issued to Leerink Swann & Company dated November 9, 2000.

Exhibit
No.                                      Description
---                                      -----------
5.1         Opinion of Wyrick Robbins Yates & Ponton LLP.

10.1(a)     Form of Indemnification Agreement between the Registrant and each of its officers and directors.

10.2(a)     Form of 1994 Stock Plan for Salix Pharmaceuticals, Ltd. And form of
              Stock Option and Restricted Stock Purchase Agreements thereunder.

10.3(l)     Form of 1996 Stock Plan for Salix Pharmaceuticals, Ltd. and form of
              Notice of Stock Option Grant and Stock Option Agreement thereunder, as amended March 12, 2001.

10.4(b)     Amendment Agreement effective as of September 17, 1992 by and among
              Glycyx Pharmaceuticals, Ltd., Salix Pharmaceuticals, Inc. and Biorex Laboratories, Ltd.

10.5(b)     License Agreement, dated September 17, 1992 between Biorex
              Laboratories Limited and Glycyx Pharmaceuticals, Ltd. and letter agreement amendments thereto.

10.6(b)     Research and Development Agreement dated September 21, 1992 between
              Glycyx Pharmaceuticals, Ltd. and AB Astra and letter agreement amendments thereto.

10.7(b)     Distribution Agreement dated September 21, 1992 between Glycyx
              Pharmaceuticals, Ltd. and AB Astra.

10.8(b)     Amended and Restated License Agreement by and between Salix
              Pharmaceuticals, Inc. and Biorex Laboratories, Limited, dated April 16, 1993.

10.9(b)     Co-Participation Agreement, dated April 30, 1993 between Salix
              Pharmaceuticals, Inc. and AB Astra as amended by Amendment No. 1 thereto effective September 30, 1993.

10.9.1(c)   Letter Agreement dated October 16, 1998 to Co-Participation
              Agreement dated April 30, 1993 by and between Salix
              Pharmaceuticals, Inc. and AB Astra.

10.10(b)    Manufacturing Agreement, dated September 15, 1993 between Courtaulds
              Chemicals Limited and Glycyx Pharmaceuticals, Ltd.

10.11(b)    Distribution Agreement, dated September 23, 1994 between Glycyx
              Pharmaceuticals, Ltd. and Menarini International Operations Luxembourg SA and amendments thereto.

10.12(b)    License Agreement, dated June 24, 1996, between Alfa Wassermann
              S.p.A. and Salix Pharmaceuticals, Ltd.
10.13(b)    Supply Agreement, dated June 24, 1996, between Alfa Wassermann
              S.p.A. and Salix Pharmaceuticals, Ltd.

10.14(a)    Lease dated January 1, 1992 by and between Kontrabecki Mason
              Developers and Salix Pharmaceuticals, Inc., as amended.

10.15(d)    Consulting Agreement dated July 31, 1998 between Salix
              Pharmaceuticals, Ltd. and James Shook.

10.16(e)    Severance Agreement and Mutual Release dated January 6, 1999 between
              Salix Pharmaceuticals, Ltd. and David Boyle.

10.17(e)    Letter of Intent dated March 5, 1999 between Glycyx Pharmaceuticals,
              Ltd. and Fujirebio.

10.18(f)    Employment Agreement effective May 6, 1999 between Salix
              Pharmaceuticals, Ltd. and Randy W. Hamilton.

10.19(f)    Employment Agreement effective May 6, 1999 between Salix
              Pharmaceuticals, Ltd. and Dr. Lorin K. Johnson.

10.20(j)    Employment Agreement effective May 6, 2000 between Salix
              Pharmaceuticals, Ltd. and Robert P. Ruscher.

10.21(f)    Employment Agreement effective May 6, 1999 between Salix
              Pharmaceuticals, Ltd. and John Brough.

10.22(g)    Termination and Settlement Agreement dated as of December 22, 1999, by and between Astra AB and Salix Pharmaceuticals Inc. (a wholly owned subsidiary of Salix Pharmaceuticals, Ltd.).

10.23(g)    Agreement dated December 22, 1999, between Glycyx Pharmaceuticals,
              Ltd. (a wholly owned subsidiary of Salix Pharmaceuticals, Ltd.) and Astra AB.

10.24(h)    Shareholder Protection Rights Agreement, dated as of January 13,
              2000 between Salix Pharmaceuticals, Ltd. and Montreal Trust Company of Canada.

Exhibit
No.                                      Description
---                                      -----------

10.25(j)*    Agreement between Glycyx Pharmaceuticals, Ltd. and Shire
               Pharmaceuticals Group, PLC

10.26(j)*    Agreement between Biorex Laboratories Limited and Glycyx
               Pharmaceuticals, Ltd.

10.27(j)     Employment Agreement effectrive May 15, 2000 between Salix
               Pharmaceuticals, Ltd. and Robert P. Ruscher.

10.28(m)     Form of Common Stock Purchase Agreement for May 2001 private placement.

21.1(a)      Subsidiaries of the Registrant.

23.1         Consent of Ernst & Young LLP, Independent Auditors

23.2         Consent of Wyrick Robbins Yates & Ponton LLP (contained in Exhibit
               5.1).

24.1         Power of Attorney (see page II-5).

_____________

  *  Confidential treatment granted.

(a) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-1 (Registration No. 333-33781), which the United States Securities and Exchange Commission declared effective on October 16, 1997.

(b) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Registration Statement on Form S-1 (Registration No. 333-33781), which the United States Securities and Exchange Commission declared effective on October 16, 1997. The Registrant has received confidential treatment with respect to certain portions of this exhibit. Such portions have been omitted from this exhibit and have been filed separately with the United States Securities and Exchange Commission.

(c) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the three months ended September 30, 1998.

(d) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the three months ended June 30, 1998.

(e) Incorporated by reference to exhibits filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998.

(f) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the three months ended June 30, 1999.

(g) Incorporated by reference to exhibits filed with the Registrant's Current Report on Form 8-K dated December 28, 1999.

(h) Incorporated by reference to exhibits filed with the Registrant's Current Report on Form 8-K dated January 13, 2000.

(i) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999.

(j) Incorporated by reference to exhibits filed with the Registrant's Quarterly Report on Form 10-Q for the six months ended June 30, 2000.

(k) Incorporated by reference to the exhibit bearing the same number filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.

(l) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-8 (Registration No. 333-63604), filed June 22, 2001.

(m) Incorporated by reference to exhibits filed with the Registrant's Current Report on Form 8-K dated May 30, 2001.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes as follows:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer of controlling person or the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certified that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on this 22nd day of June, 2001.

                                  SALIX PHARMACEUTICALS, LTD.


                                  By:          /s/ Robert P. Ruscher
                                     ---------------------------------------
                                                    Robert P. Ruscher
                                     President and Chief Executive Officer


                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Robert
P. Ruscher and Adam C. Derbyshire, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement and any related Registration Statements filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about hte premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                                         Capacity                                        Date
        ---------                                         --------                                        ----
   /s/ Robert P. Ruscher                          Director, President and Chief                         June 22, 2001
-------------------------------
       Robert P. Ruscher                             Executive Officer (Principal
                                                     Executive Officer)

   /s/ Adam C. Derbyshire                         Chief Financial Officer (Principal                    June 22, 2001
-------------------------------
       Adam C. Derbyshire                            Financial and Accounting Officer)

   /s/ John F. Chappell                           Director                                              June 22, 2001
-------------------------------
       John F. Chappell

   /s/ Thomas A. D'Alonzo                         Director                                              June 22, 2001
-------------------------------
       Thomas A. D'Alonzo

   /s/ Richard A. Franco                          Director                                              June 22, 2001
-------------------------------
       Richard A. Franco

   /s/ Randy W. Hamilton                          Director and Chairman                                 June 22, 2001
-------------------------------
       Randy W. Hamilton